

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 0-3279

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Kimball International, Inc. Retirement Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Kimball International, Inc.

1600 Royal Street

Jasper, Indiana 47549

Kimball International, Inc.
Retirement Plan

Employer ID No: 35-0514506
Plan Number: 001

Financial Statements as of June 30, 2013 and 2012,
and for the Year Ended June 30, 2013,
Supplemental Schedule as of June 30, 2013, and
Report of Independent Registered Public
Accounting Firm

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Retirement Plan Advisory Committee of
Kimball International, Inc. Retirement Plan
Jasper, Indiana

We have audited the accompanying statements of net assets available for benefits of the Kimball International, Inc. Retirement Plan (the "Plan") as of June 30, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended June 30, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2013 and 2012, and the changes in net assets available for benefits for the year ended June 30, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of June 30, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Indianapolis, Indiana
December 4, 2013

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF JUNE 30, 2013 AND 2012

	2013	2012
ASSETS:		
Investments — at fair value:		
Cash and cash equivalents	$ 220,356	$ 328,592
Mutual funds	324,572,281	296,755,877
Common collective trust fund	29,996,512	30,850,232
Kimball stock fund	3,313,763	3,192,031
Total investments	358,102,912	331,126,732
Receivables:		
Notes receivable from participants	6,662,901	6,631,226
Receivable from Kimball International, Inc.	5,080,339	5,184,334
Total receivables	11,743,240	11,815,560
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	369,846,152	342,942,292
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INTEREST IN COMMON COLLECTIVE TRUST FUND RELATING TO FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(1,510,098)	(1,428,562)
NET ASSETS AVAILABLE FOR BENEFITS	$368,336,054	$341,513,730

See notes to financial statements.

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED JUNE 30, 2013

ADDITIONS:	
Contributions:	
Employer	$ 5,081,980
Participant	10,979,029
Other	4,377
Total contributions	16,065,386
Investment income:	
Interest and dividend income	11,096,735
Net appreciation in fair value of investments	25,847,491
Total investment income	36,944,226
Interest income on notes receivable from participants	352,396
Total additions	53,362,008
DEDUCTIONS:	
Benefits paid to participants or their beneficiaries	26,265,713
Administrative expenses	273,971
Total deductions	26,539,684
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	26,822,324
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	341,513,730
End of year	$368,336,054

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the Kimball International, Inc. Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was established effective January 1, 1952.

General — The Plan is a defined contribution retirement plan covering all eligible employees of Kimball International, Inc. and its participating affiliates (the "Company"). Employees are generally eligible to participate immediately upon employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Securities Act of 1974 (ERISA).

The governing body for administration of the Plan is the Kimball International, Inc. Retirement Plan Advisory Committee. The trustee for the Plan is The Vanguard Fiduciary Trust Company (the "Trustee").

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with his or her contributions, investment income, and an allocation of Company discretionary contributions, and charged with withdrawals and investment losses. Allocations of the Company's discretionary contributions are based on the ratio of compensation paid to the participant to total compensation paid to all participants.

Contributions — Participants may elect to contribute up to 50% of their compensation subject to certain limitations. Those participants, who meet the eligibility requirements, may contribute additional amounts (age 50 catch-up) subject to Internal Revenue Code (IRC) limitations. Employees are automatically enrolled in the Plan with a 3% payroll deduction and a one percentage point increase in their payroll deduction annually, unless the employee submits notice to Vanguard to decline participation, change the contribution percentage, or change the annual increase. The first annual increase takes effect in July following the year of hire.

The Plan provides for the Company to contribute, at its discretion, an amount not to exceed the maximum amount allowable as a deduction to the Company for federal income tax as provided in IRC Section 404(a). Discretionary contributions are authorized by the Company's Compensation and Governance Committee of the Board of Directors. A Company contribution of 3% of eligible wages was authorized for fiscal year 2013. The Company contribution was received by the Plan in August 2013, and was not subject to any allowance for credit losses.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are subject to certain IRC limitations.

Investments — Participants may direct the investment of their contributions, and the Company's discretionary contributions, into various investment options offered by the Plan. Currently, the Plan offers 13 mutual funds, one common collective trust fund, and Company stock ("Kimball stock fund") as investment options for participants.

Kimball Stock Fund — The Kimball stock fund is a unitized stock fund. The purpose of a unitized stock fund is to permit participants to initiate interfund transfers on any given day without the market risk of settlement delays. The assets of the fund consist primarily of Company common stock and cash necessary to meet daily liquidity requirements.

Each participant is entitled to exercise voting rights attributable to the shares of the Company's stock allocated to his or her account. The Trustee notifies the participant prior to the time that such rights are to be exercised. For shares for which instructions have not been given by a participant, the Trustee will vote these shares by allocating the nondirected votes in proportion to the voting of shares for which participant direction was received.

Vesting — Participants are immediately vested in their contributions plus actual earnings or losses thereon. Employer contributions become fully vested upon a participant's attainment of age 65 or upon meeting early retirement age provisions as defined in the Plan, death while an employee, a complete discontinuance of contributions under the Plan, or upon partial or full termination of the Plan. Otherwise, the participant's vested interest in employer contributions and allocated amounts of investment income or loss, if any, is based upon years of service in the following table.

Full Years of Credited Service	Percentage Vested Interest
Fewer than 1	0 %
1 but fewer than 2	10
2 but fewer than 3	20
3 but fewer than 4	40
4 but fewer than 5	60
5 or more	100

Forfeited Accounts — Any amount forfeited by participants is generally used to reduce employer discretionary contributions. The balance of forfeited nonvested accounts totaled $202,941 and $199,586 as of June 30, 2013 and 2012, respectively. The forfeited accounts total has been applied to the 2013 employer discretionary contribution, and therefore the Receivable from Kimball International, Inc. recorded as of June 30, 2013, has been reduced by such amount of forfeited accounts.

Payment of Benefits — Upon termination of employment, a participant may elect to receive distribution(s) equal to the value of the participant's vested interest in his or her account. Upon the death of a participant, his or her beneficiary receives the value of the vested interest in his or her account as a lump sum distribution. In-service withdrawals from a participant's account are limited to financial requirements meeting the hardship provisions of the Plan, attainment of age 59 1/2, or through borrowings under the loan provisions of the Plan. Additionally, a participant who has 5 years of service and has attained age 55 may request an in-service distribution of his or her Company contribution balance.

Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.

Notes Receivable from Participants — Participants may borrow from their accounts at a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance (subject to the provisions of the Plan). Each participant must be an active employee and may have only one loan outstanding from the Plan at any time. Loans are to be repaid over a term not to exceed five years, or ten years for the purchase of a primary residence.

The loans are secured by the balance in the participant's account and bear a fixed interest rate, which is generally prime plus 2% as determined on the first business day of the quarter during which the loan is made. Interest rates ranged from 5.25% to 10.25% as of June 30, 2013. Principal and interest are paid ratably through payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various securities including shares of mutual funds, a common collective trust fund, and Company stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Recognition — The Plan's investments in mutual funds are stated at fair value and are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The unitized company stock fund is comprised of the underlying company stock (Kimball International, Inc. Class B Common Stock) and a short-term cash component which provides liquidity for daily trading. The unit value of the fund is derived primarily from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments. The common collective trust fund is valued, by the issuer, at the fair market value of the underlying investments, and then adjusted by the issuer to contract value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Vanguard Retirement Savings Trust (the "Trust"), a common collective trust fund, is a stable value fund that invests in investment contracts issued by banks and insurance companies and in corporate bonds, mortgage-backed securities, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The statements of net assets available for benefits present the Trust at fair value, as well as an additional line item showing an adjustment from fair value to contract value. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The Trust imposes restrictions on the Plan, and the Trust itself may be subject to certain circumstances that impact its ability to transact at contract value. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or Plan, tax disqualification of the Trust or Plan, and certain Trust amendments if issuers' consent is not obtained. In general, issuers may terminate a contract and settle at other than contract value under very limited circumstances, such as if there is a change in the qualification status of the participant, employer, or Plan, a breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. As of June 30, 2013, Plan management believes the occurrence of an event outside the normal operation of the Trust that would cause the Trust to transact at less than contract value is not considered to be probable. In addition, the Trust also discloses in its financial statements that the occurrence of events that would cause the Trust to transact at less than contract value is not probable. There are no reserves against contract value for credit risk of contract issuers or for any other reason.

Payment of Benefits — Benefit payments are recorded when paid.

Administrative Expenses — Expenses to administer the Plan are paid by the Company. In fiscal years when a Company contribution is earned, the Company is reimbursed by netting expenses paid against the discretionary Company contribution. Certain loan, hardship withdrawal determination, and fund administration fees are paid from the individual participant accounts.

New Accounting Standards — In May 2011, the Financial Accounting Standards Board (FASB) issued guidance to amend certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. The guidance clarifies application of existing fair value measurement and disclosure requirements and requires additional disclosures. The guidance became effective prospectively for the Plan's fiscal year 2013 financial statements. The adoption of this guidance did not have a material effect on the Plan's financial statements.

3. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

4. FAIR VALUE MEASUREMENTS

The FASB provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial Instruments Recognized at Fair Value

The following methods and assumptions were used to measure fair value:

Financial Instrument	Valuation Technique/Inputs Used
Cash and cash equivalents	Market — valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan.
Mutual funds	Market — valued at quoted market prices, which represent the NAV of shares held by the Plan.
Common collective trust fund	Market — valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding.
Kimball stock fund	Market — the unitized employer stock fund is comprised of Class B Common Stock of Kimball International, Inc. and short-term cash investments. The unit value of the fund is derived primarily from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.

There are no unfunded commitments or restrictions which limit investors from redeeming any funds; however, certain funds do charge a fee upon redemption if the fund is held for less than a specified period of time. Redemption fees are not expected to materially affect the fair value of these funds, and therefore these funds are valued at the quoted net asset value per share.

The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis as of June 30, 2013 and 2012.

	Level 1	Level 2	Level 3	2013 Total
Investments:				
Cash and cash equivalents	$ 220,356	$ -	$ -	$ 220,356
Mutual funds:				
United States equity	92,217,741			92,217,741
International equity	22,093,568			22,093,568
Bond	38,622,877			38,622,877
Real estate investment trust	2,979,307			2,979,307
Balanced funds	168,658,788			168,658,788
Common collective trust fund		29,996,512		29,996,512
Kimball stock fund		3,313,763		3,313,763
Total investments — at fair value	$ 324,792,637	$ 33,310,275	$ -	$ 358,102,912

	Level 1	Level 2	Level 3	2012 Total
Investments:				
Cash and cash equivalents	$ 328,592	$ -	$ -	$ 328,592
Mutual funds:				
United States equity	81,472,092			81,472,092
International equity	17,358,284			17,358,284
Bond	35,413,841			35,413,841
Real estate investment trust	2,173,359			2,173,359
Balanced funds	160,338,301			160,338,301
Common collective trust fund		30,850,232		30,850,232
Kimball stock fund		3,192,031		3,192,031
Total investments — at fair value	$ 297,084,469	$ 34,042,263	$ -	$ 331,126,732

The Plan's policy is to recognize significant transfers between levels as of the beginning of the reporting period. For the fiscal year ended June 30, 2013, there were no significant transfers into or out of Levels 1, 2 or 3 nor were there any changes in the Plan's valuation techniques or inputs used to measure fair values.

5. INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of June 30, 2013 and 2012, are as follows:

	2013	2012
* Vanguard LifeStrategy Growth Fund	$34,956,668	$32,201,296
* Vanguard 500 Index Fund	37,417,423	31,091,393
* Vanguard Retirement Savings Trust	29,996,512	30,850,232
* Vanguard Total Bond Market Index Fund	36,753,004	34,297,497
* Vanguard LifeStrategy Moderate Growth Fund	114,146,984	108,294,888
* Vanguard International Growth Fund	22,093,568	17,358,284
* Vanguard Windsor II Fund	18,971,591	**

* Represents a party-in-interest to the Plan.
** Did not represent 5% or more of net assets available for benefits.

During the year ended June 30, 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds:	
United States equity	$ 13,924,987
International equity	2,251,361
Bond	(1,681,081)
Real estate investment trust	72,889
Balanced funds	10,419,501
Kimball stock fund	859,834
Net appreciation in fair value of investments	$ 25,847,491

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual and common collective trust funds which are managed by The Vanguard Fiduciary Trust Company. The Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At June 30, 2013 and 2012, the Plan held 341,273 and 414,550 shares, respectively, of Class B common stock of Kimball International, Inc., the sponsoring employer, with a cost basis of $3,469,852 and $4,014,652, respectively. During the year ended June 30, 2013, the Plan recorded dividend income of $66,197 relating to these shares.

7. FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by The Vanguard Fiduciary Trust Company. The Vanguard Fiduciary Trust Company received an opinion letter from the Internal Revenue Service, dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code. The Plan itself has not received a determination letter from the Internal Revenue Service (IRS). However, Plan management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income tax has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of June 30, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of June 30, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$368,336,054	$341,513,730
Adjustment from contract value to fair value for interest in common collective trust fund relating to fully benefit-responsive investment contracts	1,510,098	1,428,562
Total net assets per the Form 5500	$369,846,152	$342,942,292

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the net income per the Form 5500 for the year ended June 30, 2013:

Increase in net assets available for benefits per the financial statements	$26,822,324
Change in adjustment from contract value to fair value for interest in common collective trust fund relating to fully benefit-responsive investment contracts	81,536
Net income per the Form 5500	$26,903,860

* * * * * *

SUPPLEMENTAL SCHEDULE

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

EIN: 35-0514506
PN: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF JUNE 30, 2013

Identity of Issue, Borrower, or Similar Party	Current Value
* CASH AND CASH EQUIVALENTS — Vanguard Prime Money Market	$ 220,356
MUTUAL FUNDS:	
Artisan Small Cap Value Fund	12,487,760
Mainstay Large Cap Growth Fund	11,943,174
* Vanguard 500 Index Fund	37,417,423
* Vanguard Explorer Fund	11,397,793
* Vanguard Inflation-Protected Securities Fund	1,869,873
* Vanguard International Growth Fund	22,093,568
* Vanguard LifeStrategy Conservative Growth Fund	11,802,584
* Vanguard LifeStrategy Growth Fund	34,956,668
* Vanguard LifeStrategy Income Fund	7,752,552
* Vanguard LifeStrategy Moderate Growth Fund	114,146,984
* Vanguard REIT Index Fund	2,979,307
* Vanguard Total Bond Market Index Fund	36,753,004
* Vanguard Windsor II Fund	18,971,591
Total mutual funds	324,572,281
* COMMON COLLECTIVE TRUST FUND — Vanguard Retirement Savings Trust**	29,996,512
* CORPORATE STOCK — Kimball Stock Fund	3,313,763
* NOTES RECEIVABLE FROM PARTICIPANTS — Participant loans (maturing various dates in fiscal years through 2022 at interest rates of 5.25% to 10.25%)	6,662,901
	364,765,813
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INTEREST IN COMMON COLLECTIVE TRUST FUND RELATING TO FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(1,510,098)
TOTAL	$363,255,715

* Party-in-interest.
** Represents fair value. Fund has a contract value of $28,486,414.

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

By: /s/ John H. Kahle

JOHN H. KAHLE

Member, Retirement Plan Advisory Committee

Date: December 4, 2013

Kimball International, Inc. Retirement Plan

Exhibit Index

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, Dated December 4, 2013

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-56048 on Form S-8 of our report dated December 4, 2013, relating to the financial statements and supplemental schedule appearing in the Annual Report on Form 11-K of Kimball International, Inc. Retirement Plan for the year ended June 30, 2013.

Deloitte & Touche LLP

Indianapolis, Indiana
December 4, 2013